SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: April 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
               ---------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
               ---------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
               ---------------------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
               ---------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F     X            Form 40-F
                                  ----                      ---



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                        No X
                          ---                       --

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart"), dated April 22, 2004, announcing the release of WorldHeart's unaudited consolidated financial statements for the three-month period ended March 31, 2004.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News & Events

Press Releases

WorldHeart Revenues Up 64% Loss Down 63% from Record Sales for Q1, 2004

Ottawa, ON - April 22, 2004: (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation (WorldHeart) today released its unaudited consolidated financial statements for the three-month period ended March 31, 2004.

As previously announced this quarter marks the first period that WorldHeart is reporting its results in U.S. dollars. Prior period comparative results have been restated to U.S. dollars and all references in this release are to U.S. dollars.

Revenues for the quarter were $3.5 million on shipment of 51 Novacor(R) LVAS implant kits, up 64% from $2.1 million on 31 shipments for the first quarter last year. Gross margin increased to $1.6 million or 46% of sales from $376,000, or 18% of sales for the same quarter in 2003. The net loss for the period was $3.5 million or $0.23 per share, down 63% from a net loss of $9.5 million or $3.20 per share for the first quarter last year.

Expenses from operations for the first quarter were $5.1 million, down 30% or $2.2 million from $7.3 million for first quarter last year. Increased selling and marketing expenses were offset by reduced general and administrative and research and development expenses, as the Corporation focuses on commercial sales and marketing of its Novacor LVAS implantable heart assist device. In accordance with new accounting principles in Canada, $618,000 of expense was recorded during the quarter for employee stock options, for which no expense was recorded last year. Expenses from operations exclude foreign exchange gains or losses, investment income and interest and financing costs.

WorldHeart ended the first quarter with cash of $11.9 million compared to cash of $136,000 at the end of the first quarter of 2003 and $18.1 million at December 31, 2003. The net usage of cash of $6.2 million included receipt of $1.5 million from the exercise of warrants for common shares and an investment of $4.7 million in working capital.

Investment in working capital is temporarily increased as a result of shipments late in the quarter reflected in receivables rather than cash, and inventory in Europe reflecting purchases from Edwards Lifesciences LLC as previously reported. These sources will add cash during the second quarter. Cash resources are expected to meet operating and capital requirements until positive cash flow from operations is achieved.

The RELIANT Trial for Destination Therapy was given conditional approval by the US Food & Drug Administration (FDA) on February 25, 2004 allowing for the immediate enrollment of up to 40 centers and 50 patients. The first centers and patients are expected to be enrolled during the second quarter of 2004, with an anticipated total of approximately 200 Novacor LVAS implants in the Trial over the next 24 months. Implants in the Trial are reimbursable by Centers for Medicare and Medicaid Services on the same basis as applies to the Heartmate(R) XVE when implanted under its Destination Therapy label. A total of 20 centers were in various stages of their approval processes at the end of the first quarter. None of the sales during the quarter were for use in the RELIANT Trial.

On January 2, 2004 the FDA approved a package of enhancements for Novacor LVAS, to provide quieter operation and smaller, lighter wearable components. This enhanced system, called Novacor PCq LVAS, is now in production and will be the system implanted in patients enrolled in the RELIANT Trial. Initial implants in the RELIANT Trial are expected during the second quarter of 2004.

Reimbursement for the Novacor LVAS became available in Japan on April 1, 2004. In Japan, the Novacor LVAS is the only approved implantable LVAS and is distributed by Edwards Lifesciences LLC (Edwards). The net price to WorldHeart for sales to Edwards is slightly above the average selling price in the United States. No shipments were made to Japan during the first quarter, compared with three sales to Japan during the first quarter of 2003. However, WorldHeart expects sales and shipments during the second quarter.

"This was an excellent quarter for WorldHeart", Roderick M. Bryden, President and Chief Executive Officer said. "The RELIANT Trial will add strength to our sales in the US beginning in the second quarter, and we expect to see continued growth in our sales for Bridge to Transplantation in North America and Europe. Initial results from direct selling in Europe is very encouraging and we expect increased sales during the second quarter and through the year in that market. In Japan the early response to reimbursement has been stronger than we expected however, it is too early to assess the extent of Novacor LVAS use likely through this year. We expect growth in revenues and improved margins in the second quarter, with a modest growth in expenses including management costs of the RELIANT Trial and growth in sales, clinical support and marketing expenses. Overall we expect our net loss to continue to decline and remain confident that we can achieve operating profitability for the forth quarter of 2004", Mr. Bryden said.

WorldHeart will hold a telephone conference call today at 4:30 p.m. Eastern Standard Time. To participate, please call 1-800-814-4862 ten minutes before the call is scheduled to begin. A recording of the presentation and question period will be available for review starting at 6:30 p.m. EST today. The recording will be available until May 22, 2004 and can be accessed by dialing 1-877-289-8525 and entering the reservation number 21047161#.

About Novacor(R) LVAS:
Novacor(R) LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in 1,500 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted mechanical circulatory support device on the market. Novacor(R) LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In the United States, the FDA is currently reviewing WorldHeart's Pre-market Approval Supplement submission to expand the current indication for Novacor(R) LVAS to include implants in end-stage heart failure patients who have relative contraindications that may resolve with LVAS support.

As previously announced, subject to approval of the Food and Drug Administration
(FDA), WorldHeart intends to conduct a Pivotal Trial in up to 40 centers in the United States, in which Novacor(R) LVAS (Left Ventricular Assist System) is compared to HeartMate (R) XVE LVAS in use as Destination Therapy for patients suffering from irreversible left ventricular failure who are not transplant candidates.

In Europe, the Novacor(R) LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation:
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM) , is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.

Contact Information:
World Heart Corporation
Mark Goudie
Vice President Finance & CFO
(613) 226-4278
www.worldheart.com

WORLD HEART CORPORATION
Consolidated Statements of Operations
(United States Dollars)


-------------------------------------------------------------------------------------------------------------------------
                                                                                                  Three months ended
                                                                                             March 31,     March 31,
                                                                                             2004             2003
-------------------------------------------------------------------------------------------------------------------------

                                                                                           (unaudited)     (unaudited)

Revenue                                                                                     $  3,448,734     $ 2,098,158
Cost of goods sold                                                                            (1,872,305)     (1,722,394)
                                                                                      -----------------------------------

Gross margin                                                                                   1,576,429         375,764
                                                                                      -----------------------------------

Expenses
   Selling, general and administrative                                                        (3,029,955)     (1,502,610)
   Research and development                                                                   (1,345,568)     (4,513,512)
   Non-cash share based compensation costs                                                      (617,503)               -
   Amortization of intangibles                                                                  (114,245)     (1,236,533)
                                                                                      -----------------------------------
                                                                                              (5,107,271)     (7,252,655)
                                                                                      -----------------------------------

Loss before the undernoted                                                                    (3,530,842)     (6,876,891)

Other income (expenses)
   Foreign exchange gain (loss)                                                                  (98,636)       (275,489)
   Investment income                                                                              90,797           4,925
   Interest expense and financing costs                                                           (3,704)     (2,307,172)
                                                                                      -----------------------------------

Net loss for the period                                                                     $ (3,542,385)    $(9,454,627)
                                                                                      -----------------------------------


Weighted average number of common shares outstanding                                          15,117,096       2,952,146
                                                                                      -----------------------------------

Basic and diluted loss per common share                                                          $ (0.23)    $     (3.20)
=========================================================================================================================

WORLD HEART CORPORATION
Consolidated Balance Sheets
(United States Dollars)


-----------------------------------------------------------------------------------------------------------------
                                                                                       March 31,     December 31,
                                                                                           2004             2003
-----------------------------------------------------------------------------------------------------------------
                                                                                    (unaudited)
ASSETS
Current assets
 Cash and cash equivalents                                                        $  11,871,459     $  6,337,677
 Short-term investments                                                                       -       11,720,510
 Accounts receivable and other                                                        5,564,640        3,894,897
 Prepaid expenses                                                                       643,310          614,222
 Inventory                                                                            5,558,791        5,528,696
                                                                           --------------------------------------
                                                                                     23,638,200       28,096,002
Cash pledged as collateral for lease                                                    750,000          527,997
Capital assets                                                                        2,601,319        2,741,645
Goodwill                                                                             15,043,501       15,043,501
Intangible assets                                                                       664,222          778,468
Other assets                                                                             73,266           81,468
                                                                           --------------------------------------

                                                                                  $  42,770,508     $ 47,269,081
                                                                           ======================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
 Accounts payable and accrued liabilities                                          $  5,191,794     $  8,214,090
 Accrued compensation                                                                 1,374,611        1,748,364
 Deferred revenue                                                                       389,791          176,573
                                                                           --------------------------------------
                                                                                      6,956,196       10,139,027
Long-term obligation                                                                    109,736                -
                                                                           --------------------------------------
                                                                                      7,065,932       10,139,027
                                                                           --------------------------------------

Shareholders' equity
 Common shares                                                                      186,367,892      184,868,488
     Issued and outstanding - 15,273,689 common shares
(December 31, 2003 - 15,023,689 common shares)
 Contributed surplus                                                                 10,808,505        4,893,750
 Accumulated deficit                                                               (161,471,821)    (152,632,184)
                                                                           --------------------------------------
                                                                                     35,704,576       37,130,054
                                                                           --------------------------------------

                                                                                  $  42,770,508     $ 47,269,081
=================================================================================================================

WORLD HEART CORPORATION
Consolidated Statements of Cash Flow
(United States Dollars)

------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Three months ended
                                                                                                 March 31,        March 31,
                                                                                                  2004               2003
------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (unaudited)      (unaudited)

CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the period                                                                      $  (3,542,385)  $  (9,454,627)
   Items not involving cash -
      Amortization and depreciation                                                                   288,823       1,441,052
      Issuance of options and warrants for services and financing
        costs                                                                                           8,201         624,958
      Share based compensation                                                                        617,503               -
      Interest on preferred shares and debt                                                                 -       1,373,883
      Unrealized foreign exchange loss                                                                123,345         420,338
   Change in operating components of working capital                                               (4,736,812)     (1,272,818)
                                                                                            ----------------------------------
                                                                                                   (7,241,325)     (6,867,214)
                                                                                            ----------------------------------

Investing activities
   Redemption of short-term investments                                                            11,504,032               -
   Purchase of capital assets                                                                         (34,251)        (38,995)
   Cash pledged as collateral for lease                                                              (222,003)              -
                                                                                            ----------------------------------
                                                                                                   11,247,778         (38,995)
                                                                                            ----------------------------------

Financing activities
   Capital lease repayments                                                                                 -         (25,948)
   Repayment of short-term loan                                                                             -      (1,308,558)
   Senior and subordinated loan proceeds                                                                    -       6,542,790
   Common shares issued through exercise of warrants                                                1,499,404               -
   Issuance of common shares through private placement                                                      -       1,916,328
   Payment of expenses related to the issuance of common shares                                             -        (245,488)
                                                                                            ----------------------------------
                                                                                                    1,499,404       6,879,124
                                                                                            ----------------------------------

Effect of exchange rate changes on cash and cash equivalents                                           27,925           5,321
                                                                                            ---------------------------------

Change in cash and cash equivalents for the period                                                  5,533,782         (21,764)

Cash and cash equivalents beginning of the period                                                   6,337,677         157,316
                                                                                            ----------------------------------

Cash and cash equivalents end of the period                                                      $ 11,871,459      $  135,552
==============================================================================================================================

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     World Heart Corporation


         Date:  April 23, 2004       By: /s/ Mark Goudie
                                         -------------------------------
                                         Name:  Mark Goudie
                                         Title: Chief Financial Officer